Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Names Amit Mantsur as CFO

Tel Aviv, Israel, August 6, 2015 – RiT Technologies Ltd. (NASDAQ: RITT), a leading provider of IIM and structured cabling solutions and the developer of an innovative indoor optical wireless technology solution (Beamcaster), today announced the appointment of Amit Manzur as Chief Financial Officer, effective immediately.

Mr. Mantsur brings to RiT close to 15 years of financial and accounting experience to the position. Most recently, he managed IEDC&Co, a financial advisory firm, for two years.  Prior to that, he had a distinguished career at Ampal Israel Corporation where he served as VC Investment from 2003-2015.  Before joining Ampal, Mantsur was in charge of strategy and business development at Alrov Group. Prior to joining Alrov, he was a member KPMG's Financial Advisory Services Division in Israel.

"We are very excited to welcome Amit to the RiT executive team and look forward to gaining access to his extensive experience and leadership. His background in investments and business development complement both our operations and long-term growth objectives," said Yossi Ben-Harosh, President and CEO of RiT Technologies.

"It is an honor to join RiT, and I look forward to working with management and serving RiT’s shareholders," Mantsur said.  "RiT has a strong finance team, and we are well positioned to continue the Company's commitment to delivering shareholder value through profitable growth and a disciplined financial approach."

Mr. Mantsur holds an MBA, cum laude and a BA degree, cum laude in Accounting and Economics from Ben-Gurion University.

About RiT Technologies
RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our BeamCaster™ product is an innovative indoor optical wireless networking technology solution, designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

CONTACTS:
Kobi Haggay VP Products and Marketing M: +972.54.4338382 kobi.haggay@rittech.com www.rittech.com